The information in this preliminary term sheet is not complete and may be changed. This preliminary term sheet is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated January 13, 2014.

Preliminary Term Sheet No. 1 To the Program Supplement dated January 13, 2014, Prospectus Supplement dated January 13, 2014 and Prospectus dated October 11, 2012	Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-184382 January 13, 2014

$

        % due 2024
eNotes™ *
Internet Auction Program
Medium-Term Notes

Issuer:	Air Lease Corporation
Securities Offered:	Senior unsecured medium term notes (the "Notes")
CUSIP:	00913BAA9
Auction Amount:	$25,000,000
The issuer has the option to upsize the offering at the market-clearing interest rate after completion of the auction.
Denomination:	We will issue the Notes in denominations of $1,000 and in integral multiples thereof.
Series; Additional Notes:	The Notes are of a series of "eNotes" that we may issue under the Indenture. We may re-open any series of Notes, and issue additional Notes of this series under the Indenture from time to time in the future. Notwithstanding the maximum principal amount of Notes set forth above, we reserve the right to sell additional Notes, concurrently with the issuance of the Notes pursuant to the auction and additional Notes outside of the auction, as part of the same series and having the same terms and public offering price of the Notes offered and sold hereby.

(additional terms of the Notes continued on the next page)

              An investment in the Notes involves risks. Before making an investment decision, see the "Risk Factors" section beginning on page PS-9 of the accompanying program supplement for risks relating to the Notes and the auction process, as well as the risk factors and other information included or incorporated by reference in the program supplement, the accompanying prospectus supplement and the prospectus. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price, market value or liquidity of our Notes could decline due to any of these risks, and you may not be able to sell your Notes without incurring a loss.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Macquarie Capital	Goldman, Sachs & Co.
Program Arranger and Joint Book-Running Manager	Joint Book-Running Manager

*
eNotes is a trademark of Zions Direct, Inc.

Minimum Bid Interest Rate (Yield):	4.50%
Maximum Bid Interest Rate (Yield):	4.85%
Bid Increments:	0.05%
Minimum Bid Size:	One Note ($1,000)
Participating in the Auction:
In order to participate in an auction for the Notes being offered hereby, you must obtain a bidder ID, either from Macquarie Capital or a selected dealer, or by going directly to the auction website at https://auctions.zionsdirect.com/user/register, and open a bidding account. Other than information filed by us with the SEC as free writing prospectuses or pricing supplements, information included or referred to on, or otherwise accessible through, the internet auction website is not intended to form a part of or be incorporated by reference into this free writing prospectus or the accompanying program supplement, prospectus supplement and prospectus or any other free writing prospectus. Brokers who are not selected dealers will need to submit their bids either directly at such website or through an underwriter or one of the selected dealers. Potential investors and brokers that request an underwriter or a selected dealer to submit bids for them and do not have a brokerage account with an underwriter or one of the selected dealers must either establish such an account prior to bidding in the auction or cause a broker that has such an account to submit a bid through that account.
Public Offering Price:	100.00%
Auction Period:	Auction Start: 3:00 p.m. ET, January 15, 2014.
Auction End: 3:00 p.m. ET, January 16, 2014.
Non-Competitive Bidding:	Applicable
Interest Payment Dates; Record Dates:	Interest will be paid semiannually on February 1 and August 1, beginning on August 1, 2014, to holders of record as of the preceding January 15 and July 15, respectively.
Day Count:	30/360
Maturity Date:	February 1, 2024
Optional Redemption:
At any time prior to February 1, 2017, we may, on one or more occasions, redeem some or all of the Notes at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date, subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date falling on or prior to such redemption date.

On or after February 1, 2017, the Notes may be redeemed in whole, but not in part, at the Issuer's option, on such date or on any interest payment date thereafter at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date, subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date falling on or prior to such redemption date.
The Issuer will provide notice, in writing, of the optional redemption not less than five business days before the redemption date.

"Applicable Premium" means, with respect to a Note on any date of redemption, the excess, if any, of (x) the present value as of such date of redemption of (i) 100% of the principal amount of such Note plus (ii) all required interest payments due on such Note through February 1, 2017 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate as of such date of redemption plus 30 basis points, over (y) the then outstanding principal amount of such Note.

"Treasury Rate" means, as of any date of redemption of Notes, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to February 1, 2017; provided, however, that if the period from the redemption date to February 1, 2017 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to February 1, 2017 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.
Concurrent Offering:
At any given time during the course of this Auction, we may be conducting concurrent offerings of other securities, including concurrent offerings of other Medium-Term Notes. You should carefully review all the materials we have filed with the SEC before making a decision to invest in our Notes.
Auction Service Provider:	Zions Direct, Inc. ("Zions Direct")
Auction Service Provider Fee:	$10,000.00
Program Arranger:	Macquarie Capital
Joint Book-Running Managers:	Macquarie Capital
Goldman, Sachs & Co.
Use of Proceeds:	The net cash proceeds from the sale will be used for general corporate purposes.
Listing:	The Notes will not be listed on any national securities exchange.
Sinking Fund:	None.
Book-Entry System:
The Notes will be issued only in fully registered form without interest coupons. The Notes will be evidenced by a global note deposited with the Authenticating and Paying Agent, as custodian for DTC, and registered in the name of DTC or a nominee of DTC. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interests can only be made through, records maintained by The Depository Trust Company, or DTC, and its participants.
Expected Rating of the Notes:	BBB- (S&P). A- (Kroll). A rating is not a recommendation to buy, sell or hold Notes. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization.
Trustee:	Deutsche Bank Trust Company Americas.

Authenticating and Paying Agent:	Zions First National Bank Corporate Trust Department.
Settlement Date:
It is expected that the delivery of the Notes will be made against payment for the Notes on January 22, 2014, which is the third business day after the scheduled end date of the Auction. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. If the Auction is completed prior to the scheduled end date, the settlement date will take place three business days following the actual close of the auction.
Additional Terms Specific to the Notes:
You should read this preliminary term sheet together with the program supplement dated January 13, 2014, the prospectus supplement dated January 13, 2014 and the prospectus dated October 11, 2012, relating to our Medium-Term Notes of which these Notes are a part. This preliminary term sheet supplements the program supplement, prospectus supplement and prospectus regarding the terms of the Notes. To the extent this preliminary term sheet differs from or is inconsistent with the terms of the Notes contained in the program supplement, prospectus supplement and prospectus, this preliminary term sheet governs.
You may access the documents referred to above on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
• Program supplement dated January 13, 2014, prospectus supplement dated January 13, 2014 and prospectus dated October 11, 2012:
http://www.sec.gov/Archives/edgar/data/1487712/000104746914000139/a2217931z424b5.htm
Our Central Index Key, or CIK, on the SEC website is 0001487712. As used in this preliminary term sheet, the "Company," "we," "us," or "our" refers to Air Lease Corporation.

This preliminary term sheet, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials.
Supplemental Plan of Distribution:
Under the terms and subject to the conditions contained in an underwriting agreement dated January , 2014, as supplemented by the terms agreement dated January , 2014, we have agreed to sell the Notes to the underwriters.
The underwriting agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased.

The underwriters propose to offer the Notes at the offering price set forth in this preliminary term sheet and may receive underwriting discounts and commissions of up to 1.50% of the principal amount of the Notes and may re-allow a discount of up to 1.00% of the principal amount of such Notes on sales of such Notes by other brokers or dealers.
For further information, please refer to "Supplemental Plan of Distribution" in the accompanying program supplement.
Expenses:	We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $ .

              This preliminary term sheet contains selected information about the Notes subject to further description in the program supplement dated January 13, 2014, the prospectus supplement dated January 13, 2014 and the prospectus dated October 11, 2012.

              Air Lease Corporation has filed a registration statement (Registration Statement No. 333-184382, including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus dated October 11, 2012 contained in that registration statement, the prospectus supplement dated January 13, 2014, the program supplement dated January 13, 2014 and other documents Air Lease Corporation has filed with the SEC for more complete information about Air Lease Corporation and this offering. You may get these documents and other documents Air Lease Corporation has filed for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Macquarie Capital (USA) Inc. or Goldman, Sachs & Co. will arrange to send you the prospectus and other documents Air Lease Corporation has filed with the SEC if you request it by contacting Macquarie Capital (USA) Inc., 125 West 55th Street, New York, NY, 10019, Attention: Prospectus Department, by email: us.prospectus@macquarie.com or by telephone: 1-888-268-3937, or Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone toll-free: 1-866-471-2526, facsimile: 212-902-9316 or by e-mail: prospectus-ny@ny.email.gs.com.